DC

Act: 1933
Section:
Rule: 3-10
Public Availability: 7/21/2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2004

04040221

Response of the Office of International Corporate Finance
Division of Corporation Finance

Re:Axtel. S.A. de C.V.
Incoming Letter Dated April 5, 2004

Based on the facts presented, the Division will not object if the **Mexican** subsidiaries of Axtel, Impulsora e Immobiliria S.A. de C.V.(Impulsora), Instalaciones y Contrataciones S.A. de C.V. (Instalaciones) and Servicos Axtel S.A. de C.V. (Servicos), are treated as 100%-owned subsidiaries for the purposes of Rule 3-10 of Regulation S-X. We note in particular that the non-parent company ownership for both entities is at the minimum level required to comply with **Mexican** law.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require a different result. Further, this letter only expresses the Division's position on enforcement and does not purport to express any legal conclusions on the question presented.

Sincerely,

Michael Pressman

Michael Pressman
Attorney-Examiner

PROCESSED
AUG 2 6 2004 E
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2004

Mr. Roger Andrus
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

Re: Axtel, S.A. de C.V.

Dear Mr. Andrus:

In regard to your letter of April 5, 2004 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

CAHILL GORDON & REINDEL LLP
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

FLOYD ABRAMS
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GARY A. BROOKS
SUSAN BUCKLEY
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P. KEVIN CASTEL
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W. LESLIE DUFFY
RICHARD E. FARLEY
PATRICIA FARREN
JOAN MURTAGH FRANKEL
BART FRIEDMAN
CIRO A. GAMBONI
WILLIAM B. GANNETT
CHARLES A. GILMAN
STEPHEN A. GREENE
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IMMANUEL KOHN
EDWARD P. KRUGMAN
GEOFFREY E. LIEBMANN
MICHAEL MACRIS
JONATHAN I. MARK
GERARD M. MEISTRELL
ROGER MELTZER
MICHAEL E. MICHETTI
ATHY A. MOBILIA
DONALD J. MULVIHILL
NOAH B. NEWITZ
KENNETH W. ORCE
JOHN PAPACHRISTOS

TELEPHONE: (212) 701-3000
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WRITER'S DIRECT NUMBER

212-701-3218

LUIS R. PENALVER
ROY L. REGOZIN
DEAN RINGEL
JAMES ROBINSON
THORN ROSENTHAL
JONATHAN A. SCHAFFZIN
JOHN SCHUSTER
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GERALD S. TANENBAUM
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ROBERT USADI
GEORGE WAILAND
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DANIEL J. ZUBKOFF

SENIOR COUNSEL
WALTER C. CLIFF
DAVID R. HYDE
WILLIAM T. LIFLAND
DENIS MCINERNEY
MATHIAS E. MONE
IRWIN SCHNEIDERMAN
JOHN R. VAUGHAN
RALPH O. WINGER

COUNSEL
CORYDON B. DUNHAM
PHILIP A. HEIMOWITZ
JASON W. KAPLAN

April 5, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Axtel, S.A. de C.V.; Impulsora e Inmobiliaria Regional, S.A. de C.V.; Instalaciones y Contrataciones, S.A. de C.V.; and Servicios Axtel, S.A. de C.V.

Ladies and Gentlemen:

On behalf of Axtel, S.A. de C.V. (the "Issuer"), a variable capital corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States, Impulsora e Inmobiliaria Regional, S.A. de C.V., ("Impulsora"), a 99.998% owned subsidiary of the Issuer organized as a variable capital corporation (sociedad anonima de capital variable) under the laws of the United Mexican States, Instalaciones y Contrataciones, S.A. de C.V., (Instalaciones"), a 99.998% owned subsidiary of the Issuer organized as a variable capital corporation (sociedad anonima de capital variable) under the laws of the United Mexican States, and Servicios Axtel, S.A. de C.V. ("Servicios" and, together with Impulsora and Instalaciones, the "Subsidiaries"), a 99.998% owned subsidiary of the Issuer organized as a variable capital corporation (sociedad anonima de capital variable) under the laws of the United Mexican States, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if a Subsidiary does not comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act, provided that the footnotes to the Issuer's consolidated financial statements contained in the Registration Statement (at the time such Registration Statement becomes effective) and under the Exchange Act will contain condensed consolidating financial information with respect to each Subsidiary of the type described in Rule 3-10(f) of the Commission's Regulation S-X.

I. Background

On December 16, 2003, the Issuer consummated a private placement of U.S.$175.0 million of 11% Senior Notes due 2013 (the "Old Notes"). The Subsidiaries fully and unconditionally guaranteed the Old Notes on an unsecured basis. In connection with the issuance of the Old Notes, the Issuer entered into an exchange and registration rights agreement that required the Issuer to effect an exchange of the Old Notes for comparable securities that have been registered under the Securities Act of 1933, as amended (the "Securities Act").

On April 5, 2004, the Issuer and the Subsidiaries filed with the Commission a Registration Statement on Form F-4 (Registration Statement No. 333-114196) (the "Registration Statement") to register under the Securities Act the offering of (i) up to U.S.$175.0 million aggregate principal amount of the Issuer's 11% Senior Notes due 2013 (the "Exchange Notes") that would be offered in exchange for the Old Notes and (ii) guarantees (collectively the "Guarantee") of the Exchange Notes by the Subsidiaries. Upon effectiveness of such Registration Statement, the Issuer intends to consummate an exchange offer pursuant to which up to U.S.$175.0 million principal amount of Exchange Notes will be issued in exchange for an equal principal amount of Old Notes. The Old Notes and the Exchange Notes are collectively referred to herein as the "Notes."

The Notes were issued pursuant to an indenture (the "Indenture") dated as of December 16, 2003 among the Issuer, the Subsidiaries and the Trustee (as defined therein). The Indenture provides that the Notes are fully and unconditionally guaranteed by the Subsidiaries on an unsecured basis. The Guarantee is to the fullest extent permitted by the law, limited only to the extent necessary for the Guarantee not to constitute a fraudulent conveyance: the maximum aggregate amount of the obligations guaranteed by the Subsidiaries may not exceed the maximum amount that can be guaranteed without rendering the obligation voidable under applicable law relating to fraudulent conveyance.

II. Discussion

Section 12(h)-5 of the Exchange Act exempts from Exchange Act reporting requirements those subsidiary issuers and subsidiary guarantors that may omit separate financial statements under Rule 3-10 of the Commission's Regulation S-X.

Rule 3-10(f) of Regulation S-X provides that "when a parent company issues securities and more than one of its subsidiaries guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantors if:

(1) Each of the subsidiary guarantors is 100% owned by the parent company issuer;
(2) The guarantees are full and unconditional;
(3) The guarantees are joint and several; and
(4) The parent company's financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same period with a separate column for:

    (i) The parent company;
    (ii) The subsidiary guarantors on a combined basis;

(iii) Any other subsidiaries of the parent company on a combined basis;
(iv) Consolidating adjustments; and
(v) The total consolidated amounts."

In our case, each Subsidiary is providing a full and unconditional guarantee. The guarantees are joint and several. In addition, the Issuer agrees that the footnotes to its consolidated financial statements contained in the Registration Statement (at the time such Registration Statement becomes effective) and in reports filed under the Exchange Act will contain condensed consolidating financial information with respect to each Subsidiary of the type described in Rule 3-10(f) of the Commission's Regulation S-X.

The remaining element for fulfilling the requirements to benefit from an exemption from Exchange Act reporting requirements is that each Subsidiary be "100% owned" by the Issuer. Each Subsidiary has total capital stock outstanding of 50,000 common shares. The Issuer directly owns all but one share of each of these three Subsidiaries. The remaining share of Impulsora, which represents 0.002% of the total ownership interest in Impulsora, is owned by Telinor Telefonia, S. de R.L. de C.V. (the owner of the majority of the voting shares of the Issuer). The remaining share of Instalaciones, which represents 0.002% of the total ownership interest in Instalaciones, is owned by Impulsora. The remaining share of Servicios, which represents 0.002% of the total ownership interest in Servicios, is also owned by Impulsora. There are no other ownership interests in the Subsidiaries. The ownership of the remaining share by someone other than the Issuer is a requirement of Mexican law.

In particular, the Mexican Companies Law (Ley General de Sociedades Mercantiles), published in the Mexican Official Gazzette of the Federation of August 4, 1934, in its paragraph I of Article 89, requires that a sociedad anonima, which is the legal nature of each of the Issuer and the Subsidiaries, be incorporated by at least two shareholders, each subscribing at least one share. Article 89 reads as follows:

"In order to incorporate a sociedad anonima the following requirements shall be met:

I. At least two shareholders, with each shareholder subscribing at least one share;

II. The capital stock shall be equivalent to at least Ps.50,000 and shall be fully subscribed;

III. At least 20% of the value of the shares that are payable in cash shall have been paid; and

IV. The full value of the shares that are payable, in whole or in part, in goods other than cash, must have been paid."

The two-shareholder requirement applies to all types of business organizations in Mexico. "One-man" companies or single partnerships are not permitted under Mexican law. The two-shareholder requirement does not impose a limitation on the person holding qualifying shares. Any person, legal or natural, may hold qualifying shares in a Mexican sociedad anonima (unless otherwise determined by a particular law such as the foreign investment law or the banking law).

The Adopting Release (Nos. 33-7878 and 34-43124) relating to Financial Statements and Periodic Reports for Related Issuers and Guarantors (which, among other things, adopted Regulation 12(h)-5 of the Exchange Act and amended Rule 3-10 of Regulation S-X and became effective on September 30, 2000) addresses in its section III.A.1.a.i.(B) "Interpretive position regarding foreign issuers and guarantors" the issue of whether a foreign subsidiary that is required by local law to have more than one shareholder can be considered to be "100% owned" for purposes of Rule 3-10(f)(1). The adopting release provides that the Staff will continue to recognize the exception presented by the Crown Cork & Seal Company, Inc. (March 10, 1997) no-action letter.

In that case, the Staff agreed to a no-action request under former SAB 53 from a subsidiary organized in the Republic of France even though it had more than one voting shareholder. In granting the no-action position, the Staff noted that the non-parent ownership was at the minimum level required to comply with French law.

In our case, the non-parent ownership (one share) is also at the minimum level required to comply with Mexican law.

III. Conclusion

Based upon the foregoing discussion, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if a Subsidiary does not comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act, provided that the footnotes to the Issuer's consolidated financial statements contained in the Registration Statement (at the time such Registration Statement becomes effective) and under the Exchange Act will contain condensed consolidating financial information with respect to each Subsidiary of the type described in Rule 3-10(f) of the Commission's Regulation S-X.

In the event that the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss the Staff's concerns before a written response is issued. Seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to our messenger.

If you require any additional information or have any questions or comments concerning the above, please call the undersigned at (212) 701-3000.

Very truly yours,

Roger Andrus

Roger Andrus, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005